Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Sells Mapa Spontex to U.S.-Based Jarden Corporation
Paris, April 6, 2010 - Total today announces that on April 1 it closed the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for €335 million.
Mapa Spontex is a global manufacturer and distributor of baby care and home care products, with leading positions in Europe, Brazil and Argentina. Its portfolio includes baby bottles and nipples, sold primarily under the NUK®, Tigex®, Lillo®, Fiona® and First Essentials® brands, as well as sponges, rubber gloves and cleaning products, sold primarily under the Mapa® and Spontex® brands.
U.S.-based Jarden is listed on the New York Stock Exchange and has an international presence, with more than 20,000 employees worldwide. It manufactures and markets niche consumer products and has around 100 brands in its portfolio. Mapa Spontex’s activities are a strategic fit with Jarden’s portfolio and do not compete with its other brands. This acquisition significantly expands Jarden’s international presence.
“Mapa Spontex will be able to continue its international expansion as part of Jarden, commented François Cornélis, President of Total Chemicals. The transaction also allows Total to continue refocusing its chemicals portfolio on materials science, such as polymers, adhesives, rubber processing and electroplating.”
Total and Specialty Chemicals
Total is a world leader in Specialty Chemicals, which encompass rubber processing (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites & Polymers), adhesives (Bostik), and electroplating (Atotech). Leveraging its extensive innovation capabilities and superior customer service, Total markets specialty products, mainly for industrial applications, in more than 55 countries worldwide. Total’s strategy in this business is built on international expansion in fast-growing markets and the introduction of new, high value-added products.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com